Exhibit 99.1

August 3, 2011

Dear Shareholder,

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 8 Hapnina Street, Ra’anana, Israel, on Monday, September 19, 2011 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Zeev Bregman
President and Chief Executive Officer

NICE SYSTEMS LTD.

______________________________________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON September 19, 2011

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held on Monday, September 19, 2011, at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel, for the following purposes:

1.	To elect six (6) directors (excluding “outside directors”) to the board of directors of the Company;
2.	To approve the grant of options to the independent directors;
3.	To approve amendments to the Company’s articles of association;
4.	To approve the form of amended indemnification letter in favor of the Company’s directors;
5.	To re-appoint the Company’s independent auditors and to authorize the Company’s board of directors to fix their remuneration; and
6.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2010.

Approval of matters 1 through 5 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Matter 6 will not involve a vote.

Shareholders of record at the close of business on August 8, 2011, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: August 3, 2011

NICE SYSTEMS LTD.
8 Hapnina Street, Ra’anana
Israel
________________________

PROXY STATEMENT
________________________

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on August 8, 2011, in connection with the solicitation by the board of directors of proxies for use at the 2011 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, September 19, 2011, at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel.

 SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy (or voting instruction card) to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the board of directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 8, 2011 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On July 31, 2011, the Company had 64,232,469 Shares issued and outstanding. Each of the Shares is entitled to one vote upon each of the matters to be presented at the Meeting, with the exception of 1,012,055 Shares, which are treasury shares repurchased by the Company as of July 31, 2011. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Psagot Investment House Ltd.	4,387,514 (2)	6.8%

Migdal Insurance and Financial Holdings Ltd.	3,170,135 (3)	4.9%
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(1)	Based upon 64,232,469 Shares issued and outstanding on July 31, 2011, excluding 1,012,055 treasury shares.

(2)
These securities are held for members of the public through, among others, portfolio accounts, provident funds and mutual funds, which are managed by subsidiaries of Psagot Investment House Ltd., according to the following segmentation: 1,553,975 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 457,350 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 238,748 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd., and 2,137,441 ordinary shares are held by provident funds managed by Psagot Provident Funds Ltd.   This information is based upon a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 10, 2011.  Ron Gutler, our Chaiman of the board of directors, serves as a director of Psagot Securities Ltd. and Psagot Investment House Ltd., but disclaims beneficial ownership of the shares held by these entities.

(3)
Of which: (i) 3,002,963 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., according to the following segmentation: 1,634,481 ordinary shares are held by profit participating life assurance accounts; 1,180,077 ordinary shares are held by provident funds and companies that manage provident funds and 188,405 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 167,172 are beneficially held for Migdal Insurance and Financing Holdings Ltd. own account (Nostro account).  This information is based upon a Schedule 13G filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on January 27, 2011.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the board of directors, aside from the two outside directors of the Company. The Company’s two outside directors were elected at the 2010 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law 5759-1999 (the “Israeli Companies Law”).

The Company’s nominations committee, internal audit committee and board of directors have proposed the following six (6) nominees as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. John Hughes and Mr. David Kostman.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.  All of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and the Israeli Companies Law.

Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Securities Ltd., Psagot Investment House Ltd. and Hapoalim Securities USA Inc. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd. and Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Mr. Ben-Shaoul also serves as a director of MIND C.T.I Ltd. and several private companies, and served as a director of BVR Systems Ltd. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also serves as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim. Mr. Dauber currently serves as a director of magicJack VocalTec Ltd., Micromedic Ltd., Orbit Alchut Technologies Ltd., Delek Group Ltd. and Chairman of KCPS Manof Fund. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

John Hughes has served as a director of NICE since November 2002. Mr. Hughes is currently the Non-Executive Chairman of Spectris plc, Telecity Group plc and Sepura plc, as well as a Non-Executive Director of Vitec Group plc. and CSG International, Inc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

David Kostman has served as a director of NICE since 2001, with the exception of a short period between June 2007 and July 2008. Mr. Kostman is currently Chairman and CEO of Nanoosh LLC, a restaurant operating company, and serves on the board of directors of Retalix Ltd. and The Selling Source, LLC. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.F.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

APPROVAL OF A GRANT OF OPTIONS TO THE INDEPENDENT DIRECTORS

Pursuant to the requirements of the Israeli Companies Law, remuneration of the members of the Company’s board of directors requires shareholder approval. Therefore, the grant of options to directors of the Company, although granted from existing option plans, requires shareholders approval. The last resolution to grant options to purchase Shares of the Company to the members of the board of directors of the Company was approved in December 2006 (and in December 2007 with respect to the outside directors). ). This resolution approved an annual grant of options to purchase 5,000 Shares of the Company to each of the directors, and an annual grant of options to purchase 15,000 Shares to the Chairman, in each of the next four years, on the date of the Annual General Meeting of the Company, until and including the Annual General Meeting held last year (June 29, 2010).

Since the 2006 resolution expired last year, the Company brings this proposed Resolution for a new grant of options to the directors.

As an incentive for their activities and efforts as directors on behalf of the Company, and in line with our past practice in previous years of an annual grant  of options to directors, the Company’s compensation committee and board of directors have approved and resolved to recommend that our shareholders approve a grant of options to our directors serving in 2011, as specified below. With respect to the Vice-Chairman, the board of directors resolved to increase the amount of options granted to him, due to his increased involvement in the affairs of the Company in the past year and anticipated future involvement, his service as chairman of the audit company and participation in meetings of committees, and the fact that he receives no additional cash compensation in addition to the standard remuneration of directors, as detailed below.

Therefore, the board of directors has resolved to recommend that our shareholders approve a grant of options to our directors serving in 2011 to purchase (i) 5,000 Shares of the Company to each of the directors (including outside directors), (ii) 10,000 Shares of the Company to the Vice-Chairman, and (ii) 15,000 Shares of the Company to the Chairman. The options will vest on the anniversary of the date of grant, provided that such director is still a director of the Company on the date of vesting. This is a grant to directors for this year. Any future option grants will be brought to the Company’s shareholders for approval.

The options will be granted under and pursuant to the Company’s 2008 Share Incentive Plan (the “2008 Plan”). The exercise price per share of the options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant. The expiration date of the options is six years from the date of grant.

Out of the pool of shares authorized for issuance under the Company’s equity based compensation plans during calendar year 2011, the Company has only granted 174,334 awards to date. As of July 31, 2011, a total of 4,877,699 options, restricted share units and restricted share awards were outstanding under the Company’s share based compensation plans, which constitutes approximately 7.6% of the issued and outstanding share capital of the Company as of such date. The Company’s calculation shows that even assuming that the entire remainder of the authorized pool of equity based compensation for 2011 were to be granted, the total aggregate number of equity awards including the already outstanding grants, the grants made this year and the grants proposed hereunder would constitute less than 9.9% of our issued and outstanding share capital as of July 31, 2011. Furthermore, the Company is committed that additional equity grants in 2011 shall not exceed, in the aggregate, 9.9% of the issues and outstanding share capital of the Company, all on a diluted basis.

The board of directors believes that this proposal is in the best interests of the Company as it recognizes the time, attention and expertise required by each of the directors.

Pursuant to a resolution of the shareholders from the 2007 annual shareholders meeting, the outside directors receive compensation identical to that granted to other directors of the Company.

Each of the Company's directors (including, as mentioned above, outside directors) is entitled to a cash fee in the amount of NIS 90,000 (currently equivalent to $26,239) per year and NIS 3,250 (currently equivalent to $948) per meeting, pursuant to a resolution of the shareholders approved at the 2008 Annual General Meeting. The Chairman is also entitled to a special annual cash fee of NIS 390,000 (currently equivalent to approximately $113,703), pursuant to a resolution of the shareholders approved at the 2010 Annual General Meeting. The currency translations set forth in this Item 2 are based on the representative exchange rate published by the Bank of Israel on July 31, 2011. The annual fee and meeting attendance fee amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007, and the Chairman special annual fee is subject to adjustment for changes in the Israeli consumer price index after June 2010. There is no proposal to change the directors' cash fees at this time.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of options to the directors pursuant to the terms as set forth in Item 2 of the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

APPROVAL OF AMENDMENTS TO THE
COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company proposes to adopt at the Meeting several amendments to its Memorandum and Articles of Association, as described below.  The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the proposal set forth in each of the Sections A, B, C and D of this Item 3.  Following the approval of the proposed amendments, the Company will accordingly restate its Memorandum and Articles of Association.

A.	Amendment of the Company's Hebrew Name

According to our Memorandum and Articles of Association, our English name is "NICE-Systems Ltd." and our Hebrew name is "נייס מערכות בע"מ", which is a translation of our English name (except for the first word, which is a transliteration of "NICE").  This has led to confusion in certain circles in Israel.  Subject to the approval of the Israeli Registrar of Companies, our board of directors has resolved to change our Hebrew name, so that the word "Systems" will also be a transliteration rather than a translation of the English. We are not proposing to change our English name. In the event that the proposed Hebrew name is not approved by the Israeli Registrar of Companies, our Chairman of the board of directors will be authorized to select a different Hebrew name or to leave the Hebrew name unchanged.  At the Meeting, the shareholders will be asked to approve this amendment to our Memorandum and Articles of Association.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Memorandum and Articles of Association be amended so that the Hebrew name in the title will change from 'נייס מערכות בע"מ' to 'נייס סיסטמס בע"מ'."

B.	Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

These sanctions include monetary fines and restrictions from serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary fines that could be imposed upon individuals is NIS 1,000,000 (approximately $290,575), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any monetary fines payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such payments are authorized by the company's articles of association.

Accordingly, in order to update our Articles of Association with respect to indemnification and insurance to be in line with these amendments to the Israeli Securities Law and to the Israeli Companies Law and to enable us to continue to be able to insure and indemnify our office holders to the full extent permitted by law, as undertaken by the Company pursuant to the form of indemnification letter approved by the annual general meeting in 2010, the Company proposes to amend Article 51 as set forth below. The Company also proposes a few additional amendments, including the addition of Article 51(c), which is intended to protect our office holders from the retroactive effect of amendments in applicable laws affecting their rights to indemnification and insurance. The words proposed to be added are highlighted in boldface font and underlined.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 51 of the Company’s articles of association be amended with the changes marked below:

'51.             Indemnity and Insurance

(a)               Indemnification

(i)           Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify an Office Holder with respect to any liability or expense for which indemnification may be provided under the Companies Law, including the following liabilities and expenses, provided that such liabilities or expenses were imposed upon or incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company:

(1)           a monetary liability imposed on or incurred by an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a settlement or in an arbitration decision that was approved by a court of law; the term “person” in this Article 51 shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

(2)           reasonable ~~litigation expenses, including attorney’s fees~~Litigation Expenses (as defined below), expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent (mens rea) or in connection with a financial sanction. In this Article, “conclusion of a proceeding without filing an indictment” in a matter in which a criminal investigation has been instigated and “financial liability in lieu of a criminal proceeding,” shall have the meaning as ascribed under the Companies Law. The term “Litigation Expenses” in this Article 51, shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by an Office Holder in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness or participate in any claim or proceeding relating to any matter for which indemnification hereunder may be provided;

(3)           reasonable ~~litigation expenses, including attorney’s fees~~Litigation Expenses, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company, on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent (mens rea); and

(4)          a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968, as amended (the "Securities Law"), and Litigation Expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

(5)            any other event, occurrence or circumstance in respect of which the Company may lawfully indemnify an Office Holder.

(ii)           The foregoing indemnification may be procured by the Company (a) retroactively and (b) as a commitment in advance to indemnify an Office Holder, provided that, in respect of Article 51(a)(i)(1), such commitment shall be limited to (A) such events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time the undertaking to indemnify is provided, and (B) to the amounts or criterion that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and which shall in no event exceed, in the aggregate, the greater of: (i) twenty five percent (25%) of the Company’s shareholder’s equity at the time of the indemnification, or (ii) twenty five percent (25%) of the Company’s shareholder’s equity at the end of fiscal year of 2010.

(b)              Insurance

(i)           Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any responsibility or liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder's capacity as an Office Holder of the Company, with respect to each of the following:

(1)           violation of the duty of care of the Office Holder towards the Company or towards another person;

(2)           breach of the duty of loyalty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; ~~and~~

(3)           a financial obligation imposed on the Office Holder for the benefit of another person; and

(4)           a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and Litigation Expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

(5) any other event, occurrence or circumstance in respect of which the Company may lawfully insure an Office Holder.

(ii)           Articles 51(a) and 51(b)(i) shall not apply under any of the following circumstances:

(1)           a breach of an Office Holder's duty of loyalty, except as specified in Article 51(b)(i)(2);

(2)           a reckless or intentional violation of an Office Holder's duty of care (other than if solely done in negligence);

(3)          an action  intended to reap a personal gain illegally; and

(4)           a fine, civil fine or ransom levied on an Office Holder, or a financial sanction imposed upon an Office Holder under Israeli Law.

(iii)           The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and the Companies Law.

(c)              Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 51 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.'"

C.	Amendment to Allow the Consent of a Majority of Directors to Waive the Need for a Notice of a Board of Directors Meeting in Urgent Situations

Section 100 of the Israeli Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Israeli Companies Law provides an exception to this general rule.  It stipulates that convening a board meeting without prior notice is permissible in urgent situations, subject to the consent of a majority of the directors. In addition, pursuant to Section 98(b) of the Israeli Companies Law, if the board of directors of a company consists of more than five members, then any two directors may convene a meeting of the board of directors. Accordingly, in order to align the Company's Articles of Association with the foregoing provisions of the Israeli Companies Law, the Company proposes to amend Article 38(b) as set forth below.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 38(b) of the Company’s articles of association be amended with the changes marked below:

'38(b)              Any two Directors may at any time convene a meeting of the Board of Directors. ~~but not less than seven (7) days'~~ Notice (oral or written) shall be given of any meeting ~~so convened~~ a reasonable time in advance.  The failure to give notice to a Director in the manner required hereby may be waived by such Director.  Upon the unanimous approval of the Directors, a meeting of the Board of Directors can be convened without any prior notice. In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Chairman of the Audit Committee, and in the absence of such determination - by the Chairman of the Board of Directors). The notice of a meeting shall include the agenda of the meeting."

D.	Amendment Regarding New Internal Audit Committee Quorum Requirements

A recent amendment to the Israeli Companies Law added new Section 116A, which provides certain quorum requirements with respect to meetings of a company's internal audit committee. Specifically, effective September 15, 2011, a quorum of the internal audit committee will consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Israeli Companies Law), at least one of whom is an outside director. All the members of our audit committee meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Accordingly, we meet the Israeli Companies Law independence requirements even before the effective date of this amendment. Nevertheless, our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, which require a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon. Accordingly, in order to accommodate this amendment to the Israeli Companies Law, the Company proposes to amend Article 31 of its Articles of Association as set forth below.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 31 of the Company’s articles of association be amended with the change marked below:

'31.              Delegation of Powers

The Board of Directors may, subject to the provisions of the Companies Law, delegate its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any such Committee authorized to exercise the powers of the Board of Directors shall include at least one (1) External Director. Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.'"

E.	Recommended Corporate Governance Practice

A recent amendment to the Israeli Companies Law adds a list of recommended corporate governance practices that may be adopted by companies by including them in their articles of association. Although we are not required to adopt any of these corporate governance practices, our Board of Directors recommends that the shareholders approve the addition of the following provision to the Company's Articles of Association by adopting the following resolution. This recommended corporate governance practice does not derogate from the Company’s obligations under the Nasdaq Listing Rules, which require, among other things, that a majority of our directors be “independent directors”.

“RESOLVED, that Article 32 of the Company’s Articles of Association be amended so that the title to Article 32 will read "Number of Directors; Board Composition," the existing provision in Article 32 will be designated Article 32(a), and the following will be added as Article 32(b):

'32(b)              If the Company does not have a shareholder that "holds" 25% or more of its issued and outstanding share capital, then a majority of the Directors shall be "independent directors", as such terms are defined from time to time by the Companies Law and the regulations promulgated thereunder. If the Company has a shareholder that holds 25% or more of its issued and outstanding share capital, then at least one third (1/3) of the Directors shall be "independent directors".  Any failure to satisfy the requirement of this Article 32(b) shall be corrected no later than the next Annual General Meeting following such failure; until such time, any such failure shall not affect the authority of the Board of Directors. In the event that such failure shall not have been corrected at such Annual General Meeting, then the Directors will not be entitled to act except in an emergency, and they may fill vacant positions on the Board of Directors pursuant to Article 34(a) herein or call a General Meeting of the Company for the purpose of electing or removing Directors to satisfy the requirement of this Article 32(b).'"

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 4

APPROVAL OF FORM OF AMENDED INDEMNIFICATION LETTER
IN FAVOR OF THE COMPANY’S DIRECTORS

The Company has provided indemnification letters in favor of the Company’s directors agreeing to indemnify them to the fullest extent permitted by law.  Pursuant to recent amendments to the Israeli Companies Law and to the Israeli Securities Law and provided the Company’s Articles of Association are amended as proposed in Item 3 above, the Company’s compensation committee and board of directors have approved a modified form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law according to recent amendments to the Israeli Securities Law and the Israeli Companies Law, as further described in Section B of Item 3 above. In addition, the Company’s compensation committee and board of directors have approved additional revisions to clarify and broaden certain provisions in the form of indemnification letter, in order to ensure that the directors are afforded protection to the fullest extent permitted by law.

The proposed form of amended indemnification letter in favor of the Company’s directors requires the approval of the Company’s compensation committee, board of directors and shareholders. The form of amended indemnification letter, as described above, has been approved by the Company’s compensation committee and the board of directors. The Company’s compensation committee and board of directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain the most qualified directors from time to time. The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

For the avoidance of doubt, if this proposal is not approved, the validity of the existing form of indemnification letter will not be affected.

The proposed form of amended indemnification letter is attached hereto as Annex A.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company’s amended form of amended indemnification letter, attached hereto as Annex A, in favor of its directors who may serve from time to time, be approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s audit committee and board of directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2010 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 31, 2011. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: August 3, 2011

Annex A

Form of Amended Indemnification Letter

[Date]
To: [Name]

Subject: Indemnification

In consideration of your continuing to serve Nice-Systems Ltd. (the “Company”), the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law and the Company’s articles in respect of the following:

1.1
any financial obligation imposed on, or incurred by, you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action” or "action") taken or made by you in your capacity as a director, officer and/or employee of the Company; the term “person” in this Letter of Indemnification shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.2
all reasonable Litigation Expenses, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent (mens rea) or in connection with a financial sanction; The term "Litigation Expenses" in this Letter of Indemnification, shall include, without limitation, attorneys' fees and all other costs, expenses and obligations paid or incurred by you in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness or participate in any claim or proceeding relating to any matter for which indemnification hereunder may be provided;

1.3
all reasonable Litigation Expenses expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings regarding a crime which does not require proof of criminal intent (mens rea) in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company;

1.4
a payment which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968 (the "Securities Law"), and Litigation Expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

1.5	any other event, occurrence or circumstance in respect of which the Company may lawfully indemnify you.

The above indemnification will also apply to any action performed by you, either prior to or after the date hereof, in your capacity as an Office Holder of the Company, including, without limitation, as a director, officer,  employee, agent or fiduciary of the Company or of any other company controlling, controlled by, or under common control with, in each case directly or indirectly, by the Company (an “Affiliate”) or of a company, collaboration, partnership, joint venture, trust or other enterprise, in which you serve at any time at the request of the Company (collectively, a “Corporate Capacity”). The term “act performed in your capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from your service in a Corporate Capacity.

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty while acting in a Corporate Capacity in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a reckless or willful breach of the duty of care (other than if solely done in negligence);

2.3	an action taken or not taken with the intent of unlawfully realizing personal gain; and

2.4	a fine, civil fine or ransom levied on you, or a financial sanction imposed upon you under Israeli Law.

3.
The Company will make available to you all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”) (regardless of any relevant insurance policy or another indemnification agreement) and with respect to items referred to in paragraphs 1.2 and 1.3 above, even prior to conclusion of the investigation or a court decision, as applicable.

Advances will be repaid by you to the Company if it is determined by a competent court that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you and advance expenses in accordance with this Letter of Indemnification even if at the relevant Time of Indebtedness you are no longer serving in a Corporate Capacity, provided that the liabilities for which such indemnification is granted are in respect of actions taken by you while you were in a Corporate Capacity.

5.
The indemnification set forth above under paragraph 1.1 will apply only to events in the following categories, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings whether in Israel or abroad;

5.2
Occurrences resulting from the Company’s status as a public company, it being subject to the securities laws and corporate governance requirements of one or more jurisdictions and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel, the U.S. or elsewhere, including, without limitation, violations of securities laws and any rules or regulation promulgated thereunder of any jurisdiction, including without limitation, fraudulent, insufficient or incomplete disclosure claims, failure to file in a timely manner, failure to comply with any securities authority or any stock exchange disclosure or other rules, failure to maintain adequate controls, and any other claims relating to relationships with investors, debt holders, shareholders and the investment community, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

5.3
Occurrences in connection with investments of the Company and/or Affiliates made in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4
The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company and/or an Affiliate; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company;

5.5
Events in connection with the change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, the merger of the Company and/or an Affiliate with or into another entity;

5.6	Events in connection with the sale of the operations and/or business, or part thereof, of the Company and/or an Affiliate;

5.7
Without derogating from the generality of the above, any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including events in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8
Events in connection with labor relations and/or employment matters in the Company and/or Affiliates, including with respect to benefit plans, and relations of the Company and/or Affiliates, with, amongst others, employees, independent contractors, customers, suppliers and various service providers;

5.9
Liabilities in connection with the testing of products or services developed, distributed, sold, provided, licensed or marketed by the Company and/or Affiliates or in connection with the distribution, sale, license or use of such products or services, including any liabilities resulting from failure to comply with any environmental legislation;

5.10
Actions taken in connection with the intellectual property of the Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property (such as, violation, infringement and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights), breach of confidentiality obligations, acts in regard of invasion of privacy, including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or Affiliates, whether such policies and procedures are published or not;

5.12
Events in connections with the negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

5.13
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage or loss through any act or omission attributed to the Company and/or an Affiliate, or their employees, agents or other persons acting or allegedly acting on their behalf

5.14
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

5.15
Review and approval of the Company’s financial statements, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

5.16	All actions, consents and approvals relating to a distribution of dividends, any buybacks or repurchase of Company equity securities, in cash or otherwise.

5.17	Bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.

6.
The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein ("Indemnifiable Persons"), shall not exceed, in the aggregate, the greater of: (i) an amount equal twenty five percent (25%) of the shareholders’ equity at the time of the indemnification, or (ii) twenty five percent (25%) of the Company’s shareholder’s equity at the end of fiscal year 2010, which amount is deemed by the Company to be reasonable in light of the circumstances. The Company undertakes to pay the Indemnifiable Persons in advance of any other payments to be made by the Company. If such amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The indemnification provided under Section 1.1 herein shall not be subject to the limitations imposed by Sections 5 and 6 if and to the extent such limits are no longer required by the Companies Law.

7.
The Company will not indemnify you for any liability with respect to which you have already received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in this Letter of Indemnification.

8.
Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder (to the extent permitted by law) will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law.

9.
The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder, and such reimbursement shall not exceed the amount the Company has paid to you under paragraph 3 hereto.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1
You shall promptly notify the Company of any legal proceedings initiated or threatened against you without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings that are requested by the Company or its agent; provided, that failure by you to so promptly notify the Company of any legal proceeding or deliver to the Company all documents shall not relieve the Company of its indemnification obligation hereunder except to the extent that such failure results in a lack of actual notice to the Company and the Company is materially prejudiced as a result of such failure to give notice or deliver documents. With respect to any such legal proceeding, the Company will be entitled to participate therein at its own expense.

10.2
Except as set forth in paragraph 10.6, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company shall notify you of any such decision to defend within ten (10) business days of receipt of notice of any such proceedings.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.

At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences  or make any settlements that include any fault by you or that are not indemnifiable pursuant  to this Letter of Indemnification and pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admission of your fault and of an occurrence not fully indemnifiable pursuant to this Letter of Indemnification and pursuant to applicable law and is not above the maximum amount indemnifiable to you under this Letter of Indemnification.

10.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4
If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any Litigation Expenses, including any legal fees, that you may expend in connection with your defense, except if joint representations of the other named parties to any such action and you, is inappropriate under applicable standards of professional conduct due to a conflict of interest and except to the extent which the Company in its absolute discretion shall agree to in writing or to the extent you are permitted to retain counsel pursuant to paragraph 10.6.

10.5
The Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement.

10.6
With respect to proceedings that have been initiated against you by the Company (excluding for this purpose any shareholder derivative or similar suit) or if notice of the termination of all your positions with the Company has been delivered by you or by the Company (even if such notice shall have been delivered after the commencement of the applicable legal proceedings or preparations therefor or even if such termination has yet to come into effect), you will be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney of your own choosing for that purpose (except that any compromise or settlement shall be subject to paragraph 10.5). The Company shall have the right to object to the identity of your attorney if such attorney’s legal rates are unreasonable.  In case you do not undertake the conduct of your defense in respect of such legal proceedings within 20 days of your first becoming aware thereof and so notify the Company in writing, the Company may undertake the conduct of your defense with any attorney of the Company's own choosing for that purpose pursuant to paragraphs 10.2 to 10.5.

11.
The Company will fully cooperate with you and/or any attorney (and you and your attorney will fully cooperate with the Company and its attorney) as aforesaid in every reasonable way as may be required of it within the context of their conduct of such legal proceedings. If, for the validation of any of the undertakings in this Letter of Indemnification, any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all of its undertakings as aforesaid.

12.
For the avoidance of doubt, and subject to applicable law, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

13.
If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.
Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting your right to be indemnified pursuant to this Letter of Indemnification shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure you for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.

15.	The rights hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association, applicable law or otherwise.

16.
This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a change of control, merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company (a “Change of Control Event”), you shall still be entitled to the same indemnification provisions provided herein and,  the Company shall be required to procure a directors and officers’ “tail” or “run-off” insurance policy for the benefit of its then serving Office Holders for a period of seven (7) years (or the period of statute of limitation applicable at that time, if different), which shall continue to provide directors and officers insurance coverage comparable to that existing immediately prior to the Change of Control Event.

17.
All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

18.
This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel. Each of the parties hereto hereby irrevocably consents to the jurisdiction and venue of the courts of the Central District, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

19.
This Letter of Indemnification supersedes and cancels any preceding letter of indemnification that may have been issued to you and any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this letter. No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

20.
Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on your behalf, any rights hereunder.

21.
This Letter of Indemnification may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

This Letter of Indemnification is being issued to you pursuant to the resolutions adopted by the Internal Audit Committee of the Company and Board of Directors of the Company on [_____], 2011, as approved by the shareholders of the Company on [_____], 2011.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

NICE-SYSTEMS LTD.

By:________________________
Title: ______________________

Agreed:

___________________
Name: _____________
Title: ______________
Date: _____